UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cimpress plc
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

G2143T103
(CUSIP Number)

Spruce House Investment Management LLC Attention: Keith Cozza 435 Hudson Street, Suite 804 New York, NY 10014
(646) 661-1774
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2143T103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No. G2143T103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G2143T103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G2143T103	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,849
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 16,849
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G2143T103	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,805
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 16,805
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G2143T103	Page 7 of 8 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Ordinary Shares, par value €0.01 per share (the “Shares”), of Cimpress plc a limited liability corporation organized under the laws of the Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2017 as amended by Amendment No. 1 thereto, as further amended by Amendment No. 2 thereto (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as set forth in this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Zachary Sternberg, the co-founder and managing member of the general partner of The Spruce House Partnership, has been a member of the board of directors of the Issuer (the “Issuer Board”) since October 2017. Mr. Sternberg has informed the Issuer of his decision not to stand for reelection to the Issuer Board at the Issuer’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”). Mr. Sternberg intends to remain a member of the Issuer Board until the conclusion of the Annual Meeting.

CUSIP No. G2143T103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2024	Spruce House Investment Management LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

Spruce House Capital LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

The Spruce House Partnership LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein